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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

The Dow Jones – AIG Commodity Index℠ Linked Fully Principal Protected Absolute Return Barrier Notes (M-Notes)

Full Principal Protection ▪ Commodities ▪ Market Neutral ▪ Short Dated

Indicative Terms as of January 7, 2009

CUSIP:	2515A0 YE 7
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P A+
Maturity:	18 Months
Underlying:	The Dow Jones – AIG Commodity Index℠ (the "Index")
Protection:	100% of principal at maturity, subject to the credit of the Issuer
Upside Barrier:	29.00% - 34.00% (the actual Upside Barrier to be determined on the Trade Date)
Upper Index Barrier:	Index Starting Level x (1 + Upside Barrier)
Downside Barrier:	15.00%
Lower Index Barrier:	Index Starting Level x (1 - Downside Barrier)
Absolute Index Return:	Absolute Value of: $\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Observation Period:	The period of Trading Days on which there is no market disruption event with respect to the Index starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date.
Barrier Event:	A Barrier Event will occur if on any day during the Observation Period the Index closing level is greater than the Upper Index Barrier or is less than the Lower Index Barrier.
Payment at Maturity:	If a Barrier Event does not occur, $1,000 + $1,000 x Absolute Index Return; if a Barrier Event does occur, $1,000.
Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the M-Notes. Deutsche Bank Securities Inc. will pay fees to some broker-dealers of up to 0.375% or $3.75 per $1,000 principal amount and may additionally pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 principal amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees. Other amounts are payable to certain broker-dealers. Please see term sheet 586C for disclosure on these amounts.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If a Barrier Event does not occur investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Absolute Index Return, subject to the maximum return of 29.00% to 34.00% (the actual maximum return to be determined on the Trade Date) if the Index return is positive and 15.00% if the Index return is negative.

Worst Case Scenario at Maturity

If a Barrier Event occurs investors receive the return of their principal, subject to the credit of the Issuer.

Benefits

- "Market Neutral" Strategy: potential for positive returns even if the Index return is negative at maturity
- Appropriate for investors who are looking for commodities exposure in either moderately bullish or bearish market environments
- Potential alternative to low yield, fixed income investments
- The Index offers diversified commodity exposure via nineteen exchange traded futures contracts on physical commodities

Risks

- Investors may underperform the market if a Barrier Event occurs.
- Various factors affect the value of the M-Notes prior to maturity.
- If a Barrier Event occurs M-Notes will return only principal at maturity, subject to the credit of the Issuer.
- Investors should be willing and able to hold the M-Notes to maturity.
- Principal protection and the absolute return feature are only applicable at maturity and are subject to the credit of the Issuer.
- The risks of investing in commodities can be substantial.

Important Dates

Offering Period:	January 7 – January 23, 2009
Trade Date:	January 23, 2009
Settlement Date:	January 30, 2009
Final Valuation Date:	July 23, 2010
Maturity Date:	July 30, 2010 (18 months)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

[1] As of January 7, 2009. A credit rating is not a recommendation to buy, sell or hold the M-Notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the M-Notes other than the ability of the Issuer to meet its obligations.

DWS Structured Products 1.866.637.9185 www.dws-sp.com

M-Notes Fact Sheet
DWS Structured Products
Return Scenarios at Maturity (Assumes an Upper Index Barrier of 31.50% and a Lower Index Barrier of 15%)
If a Barrier Event does not occur			If a Barrier Event occurs
Index Return (%)	M-Note Return (%)	Payment at Maturity (per $1,000 invested)	Index Return (%)	M-Note Return (%)	Payment at Maturity (per $1,000 invested)
-15.00%	15.00%	$1,150.00	-15.00%	0.00%	$1,000.00
-10.00%	10.00%	$1,100.00	-10.00%	0.00%	$1,000.00
-5.00%	5.00%	$1,050.00	-5.00%	0.00%	$1,000.00
0.00%	0.00%	$1,000.00	0.00%	0.00%	$1,000.00
10.00%	10.00%	$1,100.00	10.00%	0.00%	$1,000.00
20.00%	20.00%	$1,200.00	20.00%	0.00%	$1,000.00
30.00%	30.00%	$1,300.00	30.00%	0.00%	$1,000.00
31.50%	31.50%	$1,315.00	40.00%	0.00%	$1,000.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the M-Notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.  The actual Upper Index Barrier will be determined on the Trade Date.

Selected Risk Factors
MARKET RISK - The return on the M-Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any day during the Observation Period and the magnitude of the Absolute Index Return.

THE M-NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Index, the components  underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any day during the Observation Period, you will receive only your principal amount at maturity.

THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE M-NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the M-Notes may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Index.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE M-NOTES PRIOR TO MATURITY - While the payment at maturity described in this Product Snapshot is based on the full principal amount of your M-Notes, the original issue price of the M-Notes includes the agent’s commission and the cost of hedging our obligations under the M-Notes through one or more of our affiliates.

LACK OF LIQUIDITY - The M-Notes will not be listed on any securities exchange.

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE M-NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE M-NOTES ARE LINKED OR THE MARKET VALUE OF THE M-NOTES.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE M-NOTES - In addition to the level of the Index on any day, the value of the M-Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE RISK OF INVESTING IN COMMODITIES CAN BE SUBSTANTIAL – The price of the M-Notes and the commodities which comprise the Index may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political, and regulatory events. A rise in the value of one commodity may be offset by a fall in the value of one or more of the other commodities comprising the Index.

THE INDEX CARRIES CERTAIN RISKS -  Dow Jones & Company, Inc. (“Dow Jones”) and AIG-FP, a subsidiary of American International Group, Inc. calculate and publish the Index.  In this role, they hold discretion over aspects of the Index and they could exercise this discretion in a manner which adversely affects the level of the Index for the purposes of the M-Notes.  They may also trade in the futures contracts which underlie the Index.  We have no affiliation with Dow Jones and AIG-FP and have no ability to control or predict their actions.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the M-Notes, including acting as calculation agent and hedging our obligations under the M-Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the M-Notes.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

TAX TREATMENT - The M-Notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes.  For additional information, see “Selected Purchase Considerations - Treated as Contingent Payment Debt Instruments” in the accompanying term sheet or product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 586C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 586C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the M-Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the M-Notes prior to their issuance. We will notify you in the event of any changes to the terms of the M-Notes, and you will be asked to accept such changes in connection with your purchase of any M-Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the M-Notes.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated January 7, 2009   R-5510-1 (08/08)

DWS Structured Products    1.866.637.9185    www.dws-sp.com